As filed with the Securities and Exchange Commission on July 12, 2007

                                                             File No. 333-138194

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           FORM SB-1/A (Alternative 2)
                                 AMENDMENT NO. 4

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                             KINGDOM KONCRETE, INC.
             (Exact name of registrant as specified in its charter)

         Nevada                           7389                    20-5587756
------------------------------    -----------------------    ------------------
(State or jurisdiction of        (Primary Industrial         I.R.S. Employer
incorporation or organization)    Classification Code No.)   Identification No.


           4232 E. Interstate 30, Rockwall, Texas 75087   (972) 771-4205
           ---- -- ---------- --- --------- ----- -----   ----- --------
(Address, including the ZIP code & telephone number, including area code of Registrant's principal executive office)

           4232 E. Interstate 30, Rockwall, Texas 75087   (972) 771-4205
           ---- -- ---------- --- --------- ----- -----   ----- --------
(Address of principal place of business or intended principal place of business)

                                 Edward Stevens

          4232 E. Interstate 30, Rockwall, Texas 75087   (972) 771-4205
          ---- -- ---------- --- --------- ----- -----   ----- --------
 (Name, address, including zip code, and telephone number, including area code of agent for service)

                  Copies to:     T. Alan Owen
                  ------ --
                             The Owen Law Firm, P.C.
                                Attorneys at Law
                        1112 E. Copeland Road, Suite 420
                             Arlington, Texas 76011
                               (817) 460-4498 Tel
                               (817) 795-0154 Fax

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the securities Act registration number of the earlier effective registration statement for the same offering. |_|

                             -----------------------



If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the securities Act registration number of the earlier effective registration statement for the same offering. |_|

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the securities Act registration number of the earlier effective registration statement for the same offering. |_|

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. |_|

                                -----------------------

                         CALCULATION OF REGISTRATION FEE

Title of Each           Amount         Proposed           Minimum/Maximum        Amount of
Class of Securities      To be         Offering Price     Proposed Aggregate     Registration
to be Registered        Registered     Per Share (1)      Offering  (1)          Fee
---------------------------------------------------------------------------------------------
Common stock,
$0.001 par value
Minimum                   150,000      $0.50              $  75,000              $  10
Maximum                 1,000,000      $0.50              $ 500,000              $  64
---------------------------------------------------------------------------------------------

Total maximum           1,000,000      $0.50              $ 500,000              $  64


The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the registration statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933. |X|

(1) Estimated solely for the purpose of calculating the registration fee.

                                                         INITIAL PUBLIC OFFERING
                                                                      PROSPECTUS


                             KINGDOM KONCRETE, INC.

                Minimum of 150,000 shares of common stock, and a
                   Maximum of 1,000,000 shares of common stock
                                 $0.50 per share

         We are making a best efforts offering to sell common stock in our company. The common stock will be sold by our sole officer and director, Edward Stevens after the effective date of this registration statement. The offering price was determined arbitrarily and we will raise a minimum of $75,000 and a maximum of $500,000. The money we raise in this offering before the minimum amount, $75,000, is sold will be deposited in a separate non-interest bearing bank account where the funds will be held for the benefit of those subscribing for our shares, until the minimum amount is raised at which time we will deposit them in our bank account and retain the transfer agent who will then issue the shares. The offering will end on January 16, 2008 and if the minimum subscription is not raised by the end of the offering period, all funds will be refunded promptly to those who subscribed for our shares, without interest. There is no minimum purchase requirement for subscribers.

The Offering:
                                 150,000 shares               1,000,000 shares
                                Minimum offering              Maximum offering
                                ----------------              ----------------
                             Per Share     Amount         Per Share     Amount
                             ---------     ------         ---------     ------

Public Offering Price        $0.50         $75,000         $0.50        $500,000

Offering expenses are estimated to be $16,769 if the minimum number of shares are sold, which equates to $0.08 per share, and $33,769 if the maximum number of shares are sold, which equates to $0.04 per share.

There is currently no market for our shares. We intend to work with a market maker who would then apply to have our securities quoted on the over-the-counter bulletin Board or on an exchange as soon as practicable after our offering. We will close our offering on January 16, 2008. However, it is possible that we do not get trading on the over-the-counter bulletin Board, and if we do get quoted on the bulletin board, we may not satisfy the listing requirements for an exchange, which are greater than that of the bulletin board.

                          ----------------------------

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE SHARES ONLY IF YOU CAN AFFORD A COMPLETE LOSS. SEE "RISK FACTORS" BEGINNING ON PAGE 3.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                          -----------------------------



               This Prospectus is dated __________________________



                               PROSPECTUS SUMMARY

OUR COMPANY

         We were formed as a corporation on August 22, 2006 and immediately purchased 100% of the outstanding stock of Kingdom Concrete, Inc., a Texas corporation which was formed on July 18, 2003. The transaction was accounted for as a reverse merger. Our executive offices are located at 4232 E. Interstate 30, Rockwall, Texas 75087. We specialize in providing pre-mixed concrete into our mobile mixer trailers which are then towed by one of our customers to a job site of their choosing. The funds raised in this offering will be used to further develop our business and expand into other markets.

THE OFFERING

Our sole officer and director will be selling the offering.

                                                               Minimum        Midpoint        Maximum
                                                               -------        --------        -------
Common shares offered                                           150,000         500,000       1,000,000
Common shares outstanding before this offering                5,000,000       5,000,000       5,000,000
                                                              ---------       ---------       ---------
Total shares outstanding after this offering                  5,150,000       5,500,000       6,000,000


Officers, directors and their affiliates will be able to purchase shares in this offering but are limited to 5,000 shares each or a cumulative total of ten percent of the aggregate offering sold. These sales will not count towards the minimum offering.

                             SUMMARY FINANCIAL DATA

         The following table sets forth certain of our summary financial information. This information should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this prospectus.


                                             Unaudited                 Audited                Audited
       Balance Sheet:                       May 31, 2007               Dec 31, 2006           Dec 31, 2005
       ------- ------                       --------------------------------------------------------------
       Working Capital                      $(139,885)                 $(138,733)             $(137,125)
       Total Assets                         $  65,918                  $  76,225              $ 119,021
       Total Liabilities                    $ 165,240                  $ 168,225              $ 176,970
       Stockholders' Equity                 $ (99,322)                 $ (92,000)             $( 57,949)

                                             Unaudited                 Audited                Audited
                                            Five months                Twelve months          Twelve months
       Statement of Operations:             May 31, 2007               Dec 31, 2006           Dec 31, 2005
       --------- -- -----------             --------------------------------------------------------------
       Revenue                              $   44,367                 $  91,530              $   73,361
       Cost of sales                        $   23,477                 $  43,280              $   40,283
       Operating Expense                    $   27,283                 $  79,812              $   52,237
       Other  income (expense)              $(     929)                $(  2,489)             $(   3,527)

       Net Income (loss)                    $(   7,322)                $ (34,051)             $(  22,686)

Income per share: Basic & diluted           ($0.00)                   ($ 0.01)                ($0.00)
No. Shares outstanding                      5,000,000                  5,000,000              5,000,000


                                  RISK FACTORS

         You should carefully consider the risks described below and all other information contained in this prospectus before making an investment decision. We have identified all material risks known to, and anticipated by, us as of the filing of this registration statement.

WE HAVE A LIMITED OPERATING HISTORY, HAVING BEEN OPERATING SINCE JULY OF 2003, WITH CUMULATIVE LOSSES SINCE INCEPTION THAT COULD CAUSE US TO RUN OUT OF MONEY AND CLOSE OUR BUSINESS.

We have an accumulated deficit from operations. There is not sufficient gross revenue and profit to finance our planned growth and, without additional financing as outlined in this prospectus, we could continue to experience losses in the future. Our accumulated deficit from operations through May 31, 2007 was $123,877. We may incur significant expenses in promoting our business, and as a result, will need to generate significant revenues over and above our current revenue to achieve consistent profitability. If we are unable to achieve that profitability, your investment in our common stock may decline or become worthless.

WE RELY ON OUR SOLE OFFICER FOR DECISIONS AND HE MAY MAKE DECISIONS THAT ARE NOT IN THE BEST INTEREST OF ALL STOCKHOLDERS.

We rely on our sole officer, Edward Stevens, to direct the affairs of the company and rely upon him competently operate the business. We do not have key man insurance on our sole officer and director and have no employment agreements with him. Should something happen to our sole officer, this reliance on a single person could have a material detrimental impact on our business and could cause the business to lose its place in the market, or even fail. Such events could cause the value of our stock to decline or become worthless.

OUR SOLE OFFICER WILL RETAIN SUBSTANTIAL CONTROL OVER OUR BUSINESS AFTER THE OFFERING AND MAY MAKE DECISIONS THAT ARE NOT IN THE BEST INTEREST OF ALL STOCKHOLDERS.

Upon completion of this offering, our sole officer, Edward Stevens, will, in the aggregate, beneficially own approximately 90.29% (or 77.50% if maximum is sold) of the outstanding common stock. As a result, our sole officer will have the ability to control substantially all the matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. He will also control our management and affairs. Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of us, impeding a merger, consolidation, takeover or other business combination involving us or discouraging a potential acquirer from making a tender offer or otherwise attempting to take control of us, even if the transaction would be beneficial to other stockholders. This in turn could cause the value of our stock to decline or become worthless.

WE MAY HAVE TO RAISE ADDITIONAL CAPITAL WHICH MAY NOT BE AVAILABLE OR MAY BE TOO COSTLY, WHICH, IF WE CANNOT OBTAIN, COULD CAUSE US TO HAVE TO CEASE OUR OPERATIONS.

Our capital requirements could be more than our operating income. As of May 31, 2007, our cash balance was $6,739. We do not have sufficient cash to indefinitely sustain operating losses, but believe we can continue for twelve months without any additional funding, but upon raising the minimum amount in this offering, believe that will take us to the point that we will be able to sustain operations for at least a year if we raise no other capital. Our potential profitability depends on our ability to generate and sustain substantially higher net sales with reasonable expense levels. We may not operate on a profitable basis or that cash flow from operations will be sufficient to pay our operating costs. We anticipate that the funds raised in this offering will be sufficient to fund our planned growth for the year after we close on the offering assuming we raise the minimum amount in this offering. Thereafter, if we do not achieve profitability, we will need to raise additional capital to finance our operations. We have no current or proposed financing plans or arrangements other than this offering. We could seek additional financing through debt or equity offerings. Additional financing may not be available to us, or, if available, may be on terms unacceptable or unfavorable to us. If we need and cannot raise additional funds, further development of our business, upgrades in our technology, additions to our product lines may be delayed or postponed indefinitely; if this happens, the value of your investment could decline or become worthless.

WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY WITH CURRENT OR FUTURE COMPETITORS BECAUSE OF THEIR WELL ESTABLISHED SUPPLY CHAINS AND RECOGNIZED NAMES WITH GREATER FINANCIAL RESOURCES, WHICH IF WE CANNOT OVERCOME, COULD CAUSE THE VALUE OF YOUR STOCK TO DECLINE OR BECOME WORTHLESS.

Although we have a niche in the market for providing ready mixed concrete for small users, 1 to 1 1/4 yards, there are many companies who have significantly greater resources than we do who could enter the market. Large home building supply stores or chains might see an advantage to provide the same product and service we do in order to draw customers into their stores. If these entities offer these services and products, they have advantages over us including longer operating histories and significantly greater financial resources, advertising, recognized names and other resources which they could use to their advantage. This increased competition could result in price pressure and reduced gross margins, which could harm our net sales and operating results, which in turn could cause your investment to decline and/or become worthless.

NO PUBLIC MARKET FOR OUR COMMON STOCK CURRENTLY EXISTS AND AN ACTIVE TRADING MARKET MAY NEVER MATERIALIZE, AND AN INVESTOR MAY NOT BE ABLE TO SELL THEIR STOCK.

Prior to this offering, there has been no public market for our common stock. We plan work with a market maker who would then apply to have our securities quoted on the OTC Bulletin Board. In order to be quoted on the OTCBB, we must be sponsored by a participating market maker who would make the application on our behalf; at this time, we are not aware of a market maker who intends to sponsor our securities and make a market in our stock. Assuming we become quoted, an active trading market still may not develop and if an active market does not develop, the market value could decline to a value below the offering price in this prospectus. Additionally, if the market is not active or illiquid, investors may not be able to sell their securities.

IF A PUBLIC TRADING MARKET FOR OUR COMMON STOCK MATERIALIZES, WE WILL BE CLASSIFIED AS A `PENNY STOCK' WHICH HAS ADDITIONAL REQUIREMENTS IN TRADING THE STOCK, WHICH COULD CAUSE YOU NOT TO BE ABLE TO SELL YOUR STOCK.

The U.S. Securities and Exchange Commission treats stocks of certain companies as a `penny stock'. We are not aware of a market maker who intends to make a market in our stock, but should we be cleared to trade, we would be classified as a `penny stock' which makes it harder to trade even if it is traded on an electronic exchange like the over-the-counter bulletin board. These requirements include (i) broker-dealers who sell to customers must have the buyer fill out a questionnaire, and (ii) broker-dealers may decide upon the information given by a prospective buyer whether or not the broker-dealer determines the stock is suitable for their financial position. These rules may adversely affect the ability of both the selling broker-dealer and the buying broker-dealer to trade your securities as well as the purchasers of your securities to sell them in the secondary market. These requirements may cause potential buyers to be eliminated and the market for the common stock you purchase in this offering could have no effective market to sell into, thereby causing your investment to be worthless.

INVESTING IN A PENNY STOCK HAS INHERENT RISKS, AFFECTING BOTH BROKERS, BUYERS AND SELLERS, WHICH COULD CAUSE THE MARKETABILITY OF YOUR STOCK TO BE LESSER THAN IF THERE WERE NOT THOSE REQUIREMENTS.

When a seller of a `penny stock' desires to sell, they must execute that trade through a broker. Many brokers do not deal in penny stocks, so a seller's ability to market/sell their stock is reduced because of the number of brokers who engage in trading such stocks. Additionally, if a broker does engage in trading penny stocks, and the broker has a client who wishes to buy the stock, they must have the client fill out a number of pages of paperwork before they can execute the trade. These requirements cause a burden to some who may decide not to buy because of the additional paperwork. Thus, the marketability of your stock is less as a penny stock than as a stock listed on an exchange. This could cause your investment to be worth less liquid and investors may not be able to market their shares effectively.

SHAREHOLDERS PURCHASING SHARES IN THIS OFFERING WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION, CAUSING THEIR INVESTMENT TO immediaTELY BE WORTH LESS THAN THEIR PURCHASE PRICE.

If you purchase common stock in this offering, you will experience an immediate and substantial dilution in the projected book value of the common stock from the price you pay in this initial offering. This means that if you buy stock in this offering at $0.50 per share, you will pay substantially more than our current shareholders. The following represents your dilution: (a) if the minimum of 150,000 shares are sold, an immediate decrease in book value to our new shareholders from $0.50 to ($0.01) per share and an immediate dilution to the new shareholders of $0.51 per common share; (b) if the midpoint of 500,000 shares are sold, an immediate decrease in book value to our new shareholders from $0.50 to $0.02 per share and an immediate dilution to the new shareholders of $0.48 per common share. and (c) if the maximum of 1,000,000 shares are sold, an immediate decrease in book value to our new shareholders from $0.50 to $0.06 per share and an immediate dilution to the new shareholders of $0.44 per common share.

INVESTORS ARE NOT ABLE TO CANCEL THEIR SUBSCRIPTION AGREEMENTS THEY SIGN, THEREFORE LOSING ANY CHANCE TO CHANGE THEIR MINDS.

Once the Company receives an investors subscription, they will not be able to cancel their subscription. The investor will therefore lose any right or opportunity to change their mind after receipt by the Company.

OUR OFFERING PRICE OF $0.50 WAS DETERMINED ARBITRARILY BY OUR PRESIDENT. YOUR INVESTMENT MAY NOT BE WORTH AS MUCH AS THE OFFERING PRICE BECAUSE OF THE METHOD OF ITS DETERMINATION.

The President arbitrarily determined the price for the offering of $0.50 per share. As the offering price is not based on a specific calculation or metric the price has inherent risks and therefore your investment could be worth less than the offering price.

ONE OF OUR INITIAL SHAREHOLDERS SOLD SOME OF ITS STOCK IN A PRIVATE TRANSACTION WHICH THE SEC CONSIDERS A VIOLATION OF THE REGISTRATION REQUIREMENTS OF SECTION 5 OF THE SECURITIES ACT. THIS DETERMINATION WILL REQUIRE A REGISTRATION STATEMENT TO REGISTER THOSE SHARES BEFORE THEY CAN BE DELIVERED AND RESOLD.

The SEC views that each of the shareholders of the company prior to this registration statement are considered underwriters and that the securities they own may only be resold through registration under the Securities Act. As such, the subsequent transfer from after receipt from a minority shareholder to an unaffiliated individual was a violation of Section 5 of the Securities Act. The company will be required to file to register the securities of the initial shareholders before any transfer of those securities can be effected. The cost of this registration, when required, could cause be a significant expense for the company which could cause the value of your investment to decline because of the negative effect on the financial position of the company.

                           FORWARD LOOKING STATEMENTS

         This prospectus contains forward looking statements. These forward looking statements are not historical facts but rather are based our current expectations, estimates and projections about our industry, our beliefs and our assumptions. Words such as "anticipates", "expects", "intends", "plans", "believes", "seeks" and "estimates", and variations of these words and similar expressions, are intended to identify forward looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed, implied or forecasted in the forward looking statements. In addition, the forward looking events discussed in this prospectus might not occur. These risks and uncertainties include, among others, those described in "Risk Factors" and elsewhere in this prospectus. Readers are cautioned not to place undue reliance on these forward looking statements, which reflect our management's view only as of the date of this prospectus.


                                    DILUTION

         If you purchase common stock in this offering, you will experience an immediate and substantial dilution in the projected book value of the common stock from the price you pay in this initial offering.

         The book value of our common stock as of May 31, 2007 was negative $99,322 or ($0.02) per share. Projected book value per share is equal to our total assets, less total liabilities, divided by the number of shares of common stock outstanding.


         After giving effect to the sale of common stock offered by us in this offering, and the receipt and application of the estimated net proceeds (at an initial public offering price of $0.50 per share, after deducting estimated offering expenses), our projected book value as of May 31, 2007 would be:
($41,091) or ($0.01) per share, if the minimum is sold, $126,409 or $0.02 per share, if the midpoint amount is sold, and $366,909 or $0.06 per share, if the maximum is sold.

         This means that if you buy stock in this offering at $0.50 per share, you will pay substantially more than our current shareholders. The following represents your dilution:

if the minimum of 150,000 shares are sold, an immediate decrease in book value to our new shareholders from $0.50 to $(0.01) per share and an immediate dilution to the new shareholders of $0.51 per common share.

if the midpoint amount of 500,000 shares are sold, an immediate decrease in book value to our new shareholders from $0.50 to $0.02 per share and an immediate dilution to the new shareholders of $0.48 per common share.

if the maximum of 1,000,000 shares are sold, an immediate decrease in book value to our new shareholders from $0.50 to $0.06 per share and an immediate dilution to the new shareholders of $0.44 per common share.

The following table illustrates this per share dilution:
--------------------------------------------------------

                                                      Minimum     Midpoint    Maximum
Assumed initial public offering price                 $ 0.50      $ 0.50      $ 0.50
Book value as of May 31, 2007                         $(0.02)     $(0.02)     $(0.02)
Projected book value after this offering              $(0.01)     $ 0.02      $ 0.06
-------------------------------------------------------------------------------------

Increase attributable to new stockholders:            $ 0.01      $ 0.04      $ 0.08

Projected book value
    as of May 31, 2007 after this offering            ( 0.01)     $ 0.02      $ 0.06
Decrease to new stockholders                          $(0.51)     $(0.48)     $(0.44)
Percentage dilution to new stockholders                 102%         96%         88%

         The following table summarizes and shows on a projected basis as of May
31, 2007, the differences between the number of shares of common stock purchased, the total consideration paid and the total average price per share paid by the existing stockholders and the new investors purchasing shares of common stock in this offering:


MINIMUM OFFERING
----------------
                               Number         Percent                           Average
                              of shares       of shares          Amount         price per
                               owned           owned              paid           share
                               -----           -----              ----           -----
Current shareholders         5,000,000          97.09           $  24,554       $ 0.005

New investors                  150,000           2.91           $  75,000       $ 0.50
                            -------------------------------------------------------------

Total                        5,150,000         100.00           $  99,554



                               7

MIDPOINT OFFERING
-----------------
                               Number         Percent                           Average
                              of shares       of shares          Amount         price per
                               owned           owned              paid           share
                               -----           -----              ----           -----
Current shareholders         5,000,000         90.91           $  24,554        $ 0.005

New investors                  500,000          9.09           $ 250,000        $ 0.50

Total                        5,500,000        100.00           $ 274,554


MAXIMUM OFFERING
----------------

                              Number         Percent                            Average
                             of shares       of shares          Amount          price per
                              owned           owned              paid           share
                              -----           -----              ----           -----
Current shareholders         5,000,000        83.33            $  24,554        $ 0.005

New investors                1,000,000        16.67            $ 500,000        $ 0.50

                            -------------------------------------------------------------
Total                        6,000,000       100.00            $ 524,554


                              PLAN OF DISTRIBUTION

         The common stock is being sold on our behalf by our sole officer and director, who will receive no commission on such sales. All sales will be made by personal contact by our sole officer and director, Edward Stevens. We will not be mailing our prospectus to anyone or soliciting anyone who is not personally known by Mr. Stevens, or introduced to Mr. Stevens and personally contacted by him or referred to him. We have no agreements, understandings or commitments, whether written or oral, to offer or sell the securities to any individual or entity, or with any person, including our attorney, or group for referrals and if there are any referrals, we will not pay finders fees.

         Mr. Stevens will be selling the common stock in this offering relying on the safe harbor from broker registration under the Rule 3a4-1(a) of the Securities Exchange Act of 1934. Mr. Stevens qualifies under this safe harbor because Mr. Stevens (a) is not subject to a statutory disqualification, (b) will not be compensated in connection with his participation by the payment or other remuneration based either directly or indirectly on transactions in the securities, (c) is not an associated person of a broker dealer, and has not been an associated person of a broker dealer within the preceding twelve months, and
(d) primarily performs, and will perform, after this offering, substantial duties for the issuer other than in connection with the proposed sale of securities in this offering, and he is not a broker dealer, or an associated person of a broker dealer, within the preceding 12 months, and he has not participated in selling securities for any issuer in the past 12 months and shall not sell for another issuer in the twelve months following the last sale in this offering.

         Additionally, he will be contacting relatives, friends and business associates to invest in this offering and provide them with a printed copy of the prospectus and subscription agreement. No printed advertising materials will be used for solicitation, no internet solicitation and no cold calling people to solicit interest for investment. Officers, directors and affiliates may purchase shares in this offering but are limited to a maximum of 5,000 shares each or a cumulative total of 10% of the aggregate offering sold. These sales will not count toward meeting the minimum offering. All affiliates purchasing the stock will sign a document stating that the shares they purchase will be for investment and not for resale.

         The money we raise in this offering before the minimum amount is sold will be deposited in a separate non-interest bearing bank account where the funds will be held for the benefit of those subscribing for our shares, until the minimum amount is raised at which time we will deposit the funds in our bank account and retain the transfer agent who will then issue the shares. We do not have an escrow agreement or any other agreement regarding the custody of the funds we raise. The offering will end on January 16, 2008 and if the minimum subscription is not raised by the end of the offering period, all funds will be refunded promptly to those who subscribed for our shares, without interest. The offering will close on January 16, 2008, if not terminated sooner.

         The subscription agreement will provide investors the opportunity to purchase shares at $0.50 per share by purchasing directly from the Company. The agreement also provides that investors are not entitled to cancel, terminate or revoke the agreement. In addition, if the minimum subscription is not raised by January 16, 2008, the subscription agreement will be terminated and any funds received will be promptly returned to the investors.

         Certificates for shares of common stock sold in this offering will be delivered to the purchasers by Signature Stock Transfer, Inc., the stock transfer company chosen by the company as soon as the minimum subscription amount is raised. The transfer agent will only be engaged in the event that we obtain at least the minimum subscription amount in this offering.


                                 USE OF PROCEEDS

         The total cost of the minimum offering is estimated to be $16,769, or $33,769 if the maximum is sold consisting primarily of legal, accounting and blue sky fees.
         The following table sets forth how we anticipate using the proceeds from selling common stock in this offering, reflecting the minimum and maximum subscription amounts:

                                               $75,000     $250,000     $500,000
                                               Minimum     Mid-Level    Maximum
                                               -------     ---------    -------
Legal, Accounting & Printing Expenses            6,500       15,000       23,000
Other Offering Expenses                         10,269       10,769       10,769
Net Proceeds to Company                         58,231      224,231      466,231
                                               ---------------------------------
TOTAL                                          $75,000     $250,000     $500,000

The following describes each of the expense categories:

* legal, accounting and printing expense is the estimated costs associated with this offering. As more shares are sold, we anticipate legal fees to increase due to the liklihood of investors being from other states which could result in state blue sky securities filings. Although our legal fees are not contingent on the number of shares sold, it is likely that the legal fees will increase as our attorney will charge us for these filings. Also, as more shares are sold, our printing expenses will increase.

* other offering expenses includes SEC registration fee, blue sky fees and miscellaneous expenses with regards to this offering.

The following table sets forth how we anticipate using the net proceeds to the company:

                                            $75,000       $250,000      $500,000
                                            Minimum       Mid-level     Maximum
                                            -------       ---------     -------
Marketing/Advertising                       $  5,000      $  9,500      $ 18,000
Equipment purchases                           36,000       162,000       324,000
Salaries, commissions                         15,000        25,000        45,000
New location opening costs                       -0-        17,000        35,000
General corporate overhead (1)                 2,231        10,731        44,231
                                            --------      --------      --------
Proceeds to company                         $ 58,231      $224,231      $466,231

(1)  General  Corporate   overhead  includes  office  rents,   office  supplies,
utilities, taxes, and any other administrative expense incurred in the normal course of business.

We do not plan to use any of the proceeds to pay off debts owed by the Company. Additionally, all amounts allocated for salaries/commissions will be for new hires and not for officers or directors of the company. For a more detailed discussion of the use of proceeds, reader is referred to the discussion of Use of Proceeds on page 15 of this offering.

                             DESCRIPTION OF BUSINESS

         Kingdom Koncrete, Inc. is a Nevada corporation which was incorporated in 2006 and immediately purchased 100% of the outstanding stock of Kingdom Conctete, Inc., a Texas corporation which was formed on July 18, 2003. The transaction was accounted for as a reverse merger. In this registration statement, we refer to Kingdom Koncrete, Inc. as "we," "us" or "Kingdom" unless we specifically state otherwise or the context indicates otherwise. We specialize in providing pre-mixed concrete into our mobile mixer trailers which are then towed by one of our customers to a job site of their choosing. The funds from this offering will allow us to invest in the growth of our company through equipment purchases and advertising as well as possible strategic expansion and acquisition.

         Kingdom Concrete serves contractors and homeowners in the Lake Ray Hubbard of Rockwall Texas area with transit-mix trailers for small-pour concrete jobs. This process saves time, money and labor on a homeowners or small business' ready-mix cement project. Large concrete companies generally don't like small jobs as they are inherently unprofitable due to the small amount of concrete delivered. In addition, large concrete companies add a delivery fee for less than a full load and additional fees if the load cannot be unloaded immediately. Hand-mixing seems less expensive until all the costs are added up. Sufficient ready-mix sacks for one yard of concrete costs more than $110. Hand mixing is also back-breaking labor that results in an uneven distribution of moisture and aggregate.

         We sell concrete on small, manageable, mobile mixing trailers to help complete a smaller project. The result is less cost and a better product. One trailer can mix from 1/4 to 1 1/4 yards for patios, sidewalks, slabs, fence posts or other concrete work. We sell to companies, municipalities, subcontractors and homeowners.

         Our transit-mix trailers are a completely different concept. In the past, with other types of pre-mixed concrete, the mix would settle out and begin to set as it was being delivered to the job site, giving a limited range and an inferior product that was difficult to work with. Our trailers mix on the way to the job, just like the "big" trucks. The concrete arrives ready for the job. Our pricing is competitive with hardware store ready-mix sacks and much easier to manage physically. Compared to cement truck prices for small-pours, we provide an economic benefit in that the customer pays only for what they use and need.

Pricing is structured on a residential, contractor, and multiple load basis. As of September 1, 2006, our general pricing structure was as follows:

  ==============================================================================
             1/4 yard      1/2 yard       3/4 yard        1 yard      1 1/4 yard
  ==============================================================================
    4 bag          $73           $86            $99           $112          $125
  ==============================================================================
    5 bag          $75           $89           $103           $118          $132
  ==============================================================================
    6 bag          $76           $92           $107           $123          $139
  ==============================================================================

'4 bag', '5 bag','6 bag' refer to the proportion of cement in the mix. The higher the bag count, the higher the PSI (strength) of the concrete. We provide flexibility in that a customer can order the appropriate mix for the project, for example:

     o    4 bag mix: Fence posts

     o    5 bag mix: Sidewalks, slabs, or footers

     o    6 bag mix: Driveways


The cost includes 2 hours use of the trailer. There is a $25 per hour charge if the trailer is kept over two hours. There is also a charge of $50 for a cleaning fee if the trailer is brought back dirty. A trailer with one yard of concrete weighs approximately 6000 pounds. This usually requires at least a 1/2 ton pickup or a full-size SUV. Customers are required to have the necessary vehicle capacity for towing. A class III hitch with a 2" ball is needed. The trailers are equipped with brakes for safer towing.

         We require the trailer be as clean and attractive for the next customer as it was for the prior one. To that end, we require each customer clean and spray down the trailer before returning it to the plant. We charge a cleaning fee if the trailer is returned dirty.

         As of July 6, 2007, we had 4 portable ready-mixed concrete trailers and one batch plant. Our operations consist principally of formulating, preparing and delivering ready-mixed concrete to the trailers at our batch plant in Rockwall Texas. Our marketing efforts primarily target general contractors, developers and home builders whose focus is on price, flexibility, and convenience.

INDUSTRY OVERVIEW

     General

          Ready-mixed concrete is a highly versatile construction material that results from combining coarse and fine aggregates, such as gravel, crushed stone and sand, with water, various admixtures and cement. Ready-mixed concrete can be manufactured in thousands of variations, which in each instance may reflect a specific design use. Manufacturers of ready-mixed concrete generally maintain only a few days' inventory of raw materials and must coordinate their daily materials purchases with the time-sensitive delivery requirements of their customers.

          The quality of ready-mixed concrete is time-sensitive, as it becomes difficult to place within 90 minutes after mixing. Many ready-mixed concrete specifications do not allow for its placement beyond that time. Consequently, the market for a permanently installed ready-mixed concrete plant generally is limited to an area within a 25-mile radius of its location. Concrete manufacturers produce ready-mixed concrete in batches at their plants and use mixer and other trucks to distribute and place it at the job sites of their customers. These manufacturers generally do not provide paving or other finishing services, which construction contractors or subcontractors typically perform.

          Concrete manufacturers generally obtain contracts through local sales and marketing efforts they direct at general contractors, developers and home builders. As a result, local relationships are very important.

          Based on industry information available from the National Ready-Mixed Concrete Association (NRMCA) website at www.nrmca.org, there are, in addition to vertically integrated manufacturers of cements and aggregates, over 2,300 independent ready-mixed concrete producers currently operate approximately 6,000 plants in the United States. Larger markets generally have numerous producers competing for business on the basis of price, timing of delivery and reputation for quality and service.

          Annual usage of ready-mixed concrete in the United States remains near record levels. From the NRMCA website, total sales from the production and delivery of ready-mixed concrete in the United States over the past three years were as follows, based upon approximately $70 per cubic yard (in millions):

          Year         Production (cubic yds)   Est. $/cubic yd    Volume

          2006         456,386,000              $66.50             $ 30,380
          2005         458,290,000              $66.50             $ 30,476
          2004         431,498,000              $67.50             $ 29,109
          2003         404,333,000              $72.50             $ 26,938

          As an important material for construction and repair, ready-mixed concrete historically benefited from relatively stable demand and pricing but has experienced significant price increases over the past 18 months, driven largely by strong construction activity and increases in cement prices.

          Four major segments of the construction industry accounted for the following approximate percentages of the total volume of ready-mixed concrete produced in the United States in 2006, as can be seen at www.us-concrete.com/pdfs/usc1023.pdf on page 6 of that report, the source of the information being F.W. Dodge as stated in that report:

         Residential construction                                     34 %
         Commercial and industrial construction                       19 %
         Street and highway construction and paving                   29 %
         Other public works and infrastructure construction           18 %

          Historically, barriers to the start-up of a new ready-mixed concrete manufacturing operation were low. During the past several years, public concerns about dust, process water runoff, noise and heavy mixer and other truck traffic associated with the operation of ready-mixed concrete plants and their general appearance have made obtaining the permits and licenses required for new plants more difficult. Delays in the regulatory process, coupled with the substantial capital investment that start-up operations entail, have raised the barriers to entry for those operations.

OUR BUSINESS STRATEGY

          Our objectives are to become the leading provider of ready-mixed concrete in our primary market and to further expand the geographic scope of our business and, on a select basis, to integrate our operations vertically through acquisitions of aggregates supply sources that support our ready-mixed concrete operations. We plan to achieve this objective by continuing to implement our business strategy, which includes the primary elements we discuss below.

PURSUING DISCIPLINED GROWTH THROUGH ACQUISITIONS

          The U.S. ready-mixed concrete industry, with over 2,300 small, independent producers, is a fragmented but increasingly consolidating industry. We believe these industry characteristics present growth opportunities for a company with a focused acquisition program and access to capital.

          Our acquisition program targets opportunities for expanding in our existing markets and entering new geographic markets in the U.S. We are in the process of identifying acquisitions that we believe represent attractive opportunities to strengthen local management, implement cost-saving initiatives, achieve market-leading positions and establish best practices. We cannot provide any assurance, however, as to the impact of any future acquisition we may complete on our future earnings per share.

          Expanding in Existing Markets. We seek to further penetrate our markets by seeking to acquire other well-established companies in those markets.

To date, we have not identified or engaged in negotiations with a prospective acquisition candidate. By expanding in existing markets through acquisitions, we strive to:

     o    eliminate  duplicate  staff and  facilities  and reduce  material  and
          operating  costs  and  other  selling,   general  and   administrative
          expenses;

     o    increase customer cross-selling opportunities; and

     o improve utilization and range of mixer trailers through access to additional plants.

          Entering New Geographic Markets. We seek to enter new geographic markets that demonstrate prospects for growth. In any new market we enter, we will target for acquisition one or more leading local or regional companies that can serve as platform businesses into which we can consolidate other operations. We generally expect these platform acquisition candidates to have historically successful operating results, established customer relationships and superior operational management personnel whom we will be able to retain.

          We believe there are numerous potential acquisition candidates in our existing markets and in new markets. Although we have no binding agreement to effect any acquisition, we have experienced increases in inquiries and similar communications with brokers and other representatives of potential acquisition candidates over the past year.

IMPROVING MARKETING AND SALES INITIATIVES

          Our marketing strategy emphasizes the sale of value-added products to customers more focused on reducing their in-place building material costs than on the price per cubic yard of the ready-mixed concrete they purchase. We also strive to increase operating efficiencies. We believe that, if we continue to increase in size on both a local and national level, we should continue to experience future productivity and cost improvements in such areas as:

     o    materials, through procurement and optimized mix designs;

     o purchases of mixer trailers and other equipment, supplies, spare parts and tools;

     o    vehicle and equipment maintenance; and

     o    insurance and other risk management programs.

OPERATIONS

          Our ready-mixed concrete plant consists of a fixed facilities that produces ready-mixed concrete in primarily wet batches. Our fixed-plant facilities produce ready-mixed concrete that is transported to a job sites by our mixer trailers.

          Our wet batch plant serves a local market that we expect will have consistently high demand as opposed to dry batch plants that will serve markets that we expect will have a less consistent demand. A wet batch plant generally has a higher initial cost and daily operating expense but yields greater consistency with less time required for quality control in the concrete produced and generally has greater daily production capacity than a dry batch plant. The batch operator in a dry batch plant simultaneously loads the dry components of stone, sand and cement with water and admixtures in a mixer truck that begins the mixing process during loading and completes that process while driving to the job site. In a wet batch plant, the batch operator blends the dry components and water in a plant mixer from which the operator loads the already mixed concrete into the mixer trailer which leaves for the job site promptly after loading.

          Any future decisions we make regarding the construction of additional plants will be impacted by market factors, including:

          o    the expected production demand for the plant;

          o    the expected types of projects the plant will service; and

          o    the desired location of the plant.

          Mixer trailers slowly rotate their loads en route to job sites in order to maintain product consistency. One of our mixer trailers typically has a load capacity of 1 to 1 1/4 cubic yards, or approximately 6,000 pounds, and an estimated useful life of 15 years. A new trailer of this size currently costs approximately $18,000. As of July 6, 2007, we operated a fleet of 4 mixer trailers, which had an average age of approximately 4.5 years.

CEMENT AND OTHER RAW MATERIALS

          We obtain most of the materials necessary to manufacture ready-mixed concrete on a daily basis. These materials include cement, which is a manufactured product, stone, gravel and sand. Our batch plant typically maintains an inventory level of these materials sufficient to satisfy its operating needs for a few days. Cement represents the highest cost material used in manufacturing a cubic yard of ready-mixed concrete, while the combined cost of the stone, gravel and sand used is slightly less than the cement cost. We purchase each of these materials from several suppliers. We are not dependent on any one supplier. We have not entered into any supply agreements with any of our suppliers.

MARKETING AND SALES

          General contractors typically select their suppliers of ready-mixed concrete. We believe the purchasing decision for many jobs ultimately is relationship-based. Our marketing efforts target general contractors, developers, and homebuilders whose focus is on price, flexibility, and convenience.

CUSTOMERS

         Our management is responsible for developing and maintaining successful long-term relationships with key customers. We are not dependent on any one customer. Rather, we have built up a customer base which we market to, and these have developed into steady repeat customers. Although we have repeat customers, we are not dependent on any one or a group of customers as a substantial source of our revenue. Our customer base keeps increasing through word of mouth and because of our marketing efforts.

COMPETITION

          The ready-mixed concrete industry is highly competitive. Our competitive position in our market depends largely on the location and operating costs of our ready-mixed concrete plant and prevailing prices in that market. Price is the primary competitive factor among suppliers for small or simple jobs, principally in residential construction, while timeliness of delivery and consistency of quality and service along with price are the principal competitive factors among suppliers for large or complex jobs. Our competitors range from small, owner-operated private companies to subsidiaries or operating units of large, vertically integrated manufacturers of cement and aggregates. Our vertically integrated competitors generally have greater manufacturing, financial and marketing resources than we have, providing them with a competitive advantage. Competitors having lower operating costs than we do or having the financial resources to enable them to accept lower margins than we do will have a competitive advantage over us for jobs that are particularly price-sensitive. Competitors having greater financial resources also may have competitive advantages over us. See "Risk Factors - We may lose business to competitors who underbid us and we may be otherwise unable to compete favorably in our highly competitive industry."

EMPLOYEES

We currently employ one employee, the President.

GOVERNMENTAL REGULATION AND ENVIRONMENTAL MATTERS

          A wide range of federal, state and local laws, ordinances and regulations apply to our operations, including the following matters:

          o    land usage;

          o    street and highway usage;

          o    Air quality; and

          o    health, safety and environmental matters.

          In many instances, we are required to have various certificates, permits or licenses to conduct our business. Our failure to maintain these required authorizations or to comply with applicable laws or other governmental requirements could result in substantial fines or possible revocation of our authority to conduct some of our operations. Delays in obtaining approvals for the transfer or grant of authorizations, or failures to obtain new authorizations, could impede acquisition efforts.

          Environmental laws that impact our operations include those relating to air quality, solid waste management and water quality. These laws are complex and subject to frequent change. They impose strict liability in some cases without regard to negligence or fault. Sanctions for noncompliance may include revocation of permits, corrective action orders, administrative or civil penalties and criminal prosecution. Some environmental laws provide for joint and several strict liability for remediation of spills and releases of hazardous substances. In addition, businesses may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances, as well as damage to natural resources. These laws also may expose us to liability for the conduct of or conditions caused by others, or for acts that complied with all applicable laws when performed.

          We have all material permits and licenses we need to conduct our operations and are in substantial compliance with applicable regulatory requirements relating to our operations. Our capital expenditures relating to environmental matters were not material in 2005. We currently do not anticipate any material adverse effect on our business, financial condition, results of operations or cash flows as a result of our future compliance with existing environmental laws controlling the discharge of materials into the environment.

INSURANCE:

          We are only required to insure the trailers against liability and damage. Additionally, the company maintains hazard insurance on the batch plant property. No claims are outstanding as of July 6, 2007.

FUTURE PRODUCTS AND SERVICES:

The Company plans to increase the size of its trailer fleet as well as build additional batch plants in strategic locations. No additional services outside of the offering of ready mixed concrete are contemplated at this time. As referenced in Managements Discussion and Plan of Operations, if we were to raise the maximum in this offering, we plan to purchase up to four additional mixing trailers and a new concrete mixing plant. Under such a scenario, the two new locations as referenced would be in a geographical 60 mile radius to our current operations, concentrated in high population areas. Reader is referred to Managements Discussion And Plan of Operation for additional detail.

OPERATIONS AND TECHNOLOGY:

We are not subject to a dependence on technology.

RESEARCH AND DEVELOPMENT:

The company does not have in development a product that will require the use of a material amount of the assets of the company. Since inception, the company has spent zero ($0) on company- sponsored research and development. Future expenditures will be dependent on the operating income generated from our product and the amount raised in this offering. If the minimum amount is raised the company plans to spend up to $2,000 in research and development. If the mid-level amount is raised, the company plans to spend $3,000 in research and development. If the maximum amount is raised, the company plans to spend up to $5,000 in research and development.

                  MANAGEMENTS DISCUSSION AND PLAN OF OPERATIONS

         As of May 31, 2007 our cash balance was $6,739 and at December 31, 2006 it was $5,891.

Revenues for the five month period ending May 31, 2007 totaled $44,367, compared with $34,859 for the same period in 2006. Revenues for the twelve month period ending December 31, 2006 totaled $91,530, an $18,169 or 25% increase from revenue of $73,361 for the same period in 2005. The increase in revenue is attributed to increased awareness and reputation of the business and the development of a recurring customer base and focusing of the company to develop their customer base and trailer fleet.

The company incurred a loss through the five months ended May 31, 2007 of $7,322, compared to a loss of $8,405 during the same period in 2006. The company incurred a loss through the year 2006 of $34,051, compared to a loss of $22,686 during the same period in 2005. The losses are attributable to depreciation and professional fees totaling $46,268. The revenue was sufficient to offset overhead and other fixed expenses, including some one time expenses.

Net cash provided by operations for the five months ended May 31, 2007 was $6,334 compared to $5,752 in the same period in 2006. Net cash provided by operations in the year of 2006 was $17,844 an increase of $13,332 from $4,512 in the same period in 2005. The increase is due to the increased volume that flowed through to net income and relatively stable fixed expenses.

The company experienced a loss of $45,355 for fiscal year 2004, a loss of $22,261 for fiscal year 2005, and a loss of $34,051 for fiscal year 2006. The loss in all years was attributable to the inability of the company to generate sufficient revenue to offset overhead and other fixed expenses.

The plan of operations for the 12 months following the commencement of this offering will include the continued growth plan. The Company plans to implement this growth plan by purchasing additional equipment for rent and entering other geographic markets. If the maximum amount is raised, we expect to spend $324,000 on additional equipment which for each new location would include a concrete mixing plant of approximately $90,000 and 4 mixing trailers of approximately $18,000 each.

Augmenting our growth will be the addition of salesmen at each location. The company has budgeted $45,000 for salaries and commissions if the maximum amount is raised in this offering. If the maximum amount is raised, the majority of this will be used for the operator/salesman at each new location.

If the maximum amount is raised, we plan to open two additional locations. We have budgeted $34,000 if the maximum is raised, $17,000 if the midpoint is raised for one new location and nothing is budgeted for new locations if we raise the minimum amount. These costs will be for the rental location and start up costs associated with the new location(s).

Marketing and advertising costs will be determined by the amount raised in the initial offering. If the maximum amount of $500,000 is raised, these costs are projected to total $18,000 in the first 12 months of operation. As previously mentioned, advertising costs will include targeted mailings to small contractors and homeowners. If the minimum amount is raised in this offering, in the first 12 months of operation, $5,000 is budgeted to be spent on advertising.

We will not use the proceeds of the offering to pay down debt.

Generating Sufficient Revenue:
------------------------------

Since inception, we have generated revenue through minimal advertising, referrals and word of mouth. For the next twelve months we plan to continue generating revenue by the same means, but with more of an emphasis on advertising. The Company plans to generate sufficient revenue by expanding and developing its rental fleet and increasing market penetration.

Financing Needs:
----------------

Our cash flows since inception have not been adequate to support on-going operations. As noted above, the Company's financing needs for the next twelve months can and will be met even if the minimum offering amount is raised. We believe that by raising the minimum amount of funds in this offering we will have sufficient funds to cash flow our growth plans for a minimum of twelve months.


                             DESCRIPTION OF PROPERTY

         Our corporate facilities are located in a 1,250 sf office warehouse space and a half acre of land at 4232 E. Interstate 30, Rockwall, Texas 75087.


             DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

         The directors and officers of the company, their ages and principal positions are as follows:

Edward Stevens           52          Director, President; Secretary and Director

Background of Directors and Executive Officers:

Edward Stevens.

Mr. Stevens graduated from Indiana State University in 1989 with a BS in Electronic Technology. He was a Design Engineer with Grand Transformer, Inc., Plano, Texas from 1989 through 2003 before becoming a Design Engineer with Nova Magnetics, Inc., in Garland, Texas from 2003 to the present where he is still employed on a part time basis. In addition, in 2003 Mr. Stevens started Kingdom Concrete, Inc. which is the subsidiary of Kingdom Koncrete, Inc., being the President of both. Mr. Stevens is at the Kingdom Concrete, Inc. plant six days a week and spends approximately six hours on any given day on Kingdom Concrete, Inc. affairs. He spends approximately two hours a day working on projects for Nova Magnetics, Inc. out of the Kingdom Concrete offices.

                     REMUNERATION OF DIRECTORS AND OFFICERS


         Our sole officer and director received the following compensation for the years of 2004 and 2005. He has no employment contract with the company.

     Name of Person           Capacity in which he served     Aggregate
Receiving compensation        to receive remuneration         remuneration
----------------------     -----------------------------------------------
     Edward Stevens           President, Secretary            2006 - $0
                                 and Treasurer                2005 - $0

         As of the date of this offering, our sole officer is our only employee. We have no plans to pay remuneration to any other officer in or associated with our company. When we have funds and/or revenue, our board of directors will determine any other remuneration at that time.



            INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

         In August 2006, we exchanged 5,000,000 shares of common stock for 100% of the outstanding stock of Kingdom Concrete, Inc., a Texas corporation formed in July 2003, with equity of $24,554. In this transaction, the president of the company received 4,650,000 shares of common stock in consideration for his 93% ownership in the Texas corporation. The President received his 4,650,000 shares for equity of $22,835.

         Our President and Sole Director, Edward Stevens, has advanced funds to the company. As of May 31, 2007, the date of financials included with this filing, the company owed Mr. Stevens $112,756.

         As of the date of this filing, there are no other agreements or proposed transactions, whether direct or indirect, with anyone, but more particularly with any of the following:

*        a director or officer of the issuer;
*        any principal security holder;
*        any promoter of the issuer;
* any relative or spouse, or relative of such spouse, of the above referenced persons.


               The remainder of this page intentionally left blank

                             PRINCIPAL SHAREHOLDERS

         The following table lists the officers, directors and stockholders who, at the date hereof, own of record or beneficially, directly or indirectly, more than 5% of the outstanding common stock, and all officers and directors of the company:
                                         Amount               Amount
                                         Owned                Owned
Title / relationship                     Before the           After the
 to Issuer             Name of Owner     offering    Percent  offering   Percent
----------             -------------     ---------------------------------------

President, Secretary
        and Director   Edward Stevens    5,000,000   93.00%
                             Minimum                          5,000,000  90.29%
                             Maximum                          5,000,000  77.50%


No options, warrants or rights have been issued by the Company.



                               SIGNIFICANT PARTIES

         The following table lists the relationship of the significant parties to the issuer:

Relationship                  Name and
to Issuer                     business address             Residential address
---------                     ----------------             -------------------

Officer                       Edward Stevens
and Director                  4232 E. Interstate 30         7808 Pennridge
                              Rockwall, Texas 75087         Rowlett, Texas 75088

Record owners of              Edward Stevens
5% (or more) owner            4232 E. Interstate 30         7808 Pennridge
of equity securities          Rockwall, Texas 75087         Rowlett, Texas 75088

Beneficial owner of           Edward Stevens
5% (or more) owner            4232 E. Interstate 30         7808 Pennridge
of equity securities          Rockwall, Texas 75087         Rowlett, Texas 75088

Counsel to Issuer             The Owen Law Firm, P.C.
                              1112 E. Copeland Road
                              Suite 420
                              Arlington, Texas 76011

                            SECURITIES BEING OFFERED

         We are offering for sale common stock in our company at a price of $0.50 per share. We are offering a minimum of 150,000 shares and a maximum of 1,000,000 shares. The authorized capital in our company consists of 50,000,000 shares of common stock, $0.001 par value per share. As of July 6, 2007, we had 5,000,000 shares of common stock issued and outstanding.

         Every investor who purchases our common stock is entitled to one vote at meetings of our shareholders and to participate equally and ratably in any dividends declared by us and in any property or assets that may be distributed by us to the holders of common stock in the event of a voluntary or involuntary liquidation, dissolution or winding up of the company.

         The existing stockholders and all who subscribe to common shares in this offering do not have a preemptive right to purchase common stock offered for sale by us, and no right to cumulative voting in the election of our directors. These provisions apply to all holders of our common stock.


       RELATIONSHIP WITH ISSUER OF EXPERTS NAMED IN REGISTRATION STATEMENT

         The experts named in this registration statement were not hired on a contingent basis and have no direct or indirect interest in our company.


                                LEGAL PROCEEDINGS

         We are not involved in any legal proceedings at this time.


                  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         We have retained the same accountant, The Hall Group, CPA's as our independent certified public accountant. We have had no disagreements with them on accounting and disclosure issues.


              DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITIES

         Our bylaws provide that the liability of our officers and directors for monetary damages shall be eliminated to the fullest extent permissible under Delaware Law, which includes elimination of liability for monetary damages for defense of civil or criminal actions. The provision does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

The position of the U.S. Securities & Exchange Commission under the Securities Act of 1933:

                           Insofar as  indemnification  for liabilities  arising
                  under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

         We have no underwriting agreement and therefore no provision for indemnification of officers and directors is made in an underwriting by a broker dealer.


                                  LEGAL MATTERS

         Our attorney has passed upon the legality of the common stock issued before this offering and passed upon the common stock offered for sale in this offering. Our attorney is T. Alan Owen, The Owen Law Firm, P.C., 1112 E. Copeland Road, Suite 420, Arlington, Texas 76011.


                                     EXPERTS

         The financial statements as of December 31, 2006 and 2005, and for the twelve months ended December 31, 2006 and 2005 of the company included in this prospectus have been audited by The Hall Group, CPA's, independent certified public accountants, as set forth in his report. The financial statements have been included in reliance upon the authority of them as experts in accounting and auditing. The financial statements included in this prospectus as of May 31, 2007 and for the five months ended May 31, 2007 were prepared by the company and have not been audited or reviewed by The Hall Group, CPA's.

                                 DIVIDEND POLICY

         To date, we have not declared or paid any dividends on our common stock. We do not intend to declare or pay any dividends on our common stock in the foreseeable future, but rather to retain any earnings to finance the growth of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual and legal restrictions and other factors it deems relevant.





               The remainder of this page intentionally left blank


                                 CAPITALIZATION


The following table sets forth our capitalization as of May 31, 2007. Our capitalization is presented on:

*    an actual basis;

* a pro forma basis to give effect to net proceeds from the sale of the minimum number of shares (150,000) we plan to sell in this offering; and

* a pro forma basis to give effect to net proceeds from the sale of the midpoint number of shares (500,000) we plan to sell in this offering; and

* a pro forma basis to give effect to the net proceeds from the sale of the maximum number of shares (1,000,000) we plan to sell in this offering.

                                       Actual        After          After       After
                                      Unaudited      Minimum        Midpoint    Maximum
                                     May 31, 2007    Offering       Offering    Offering
                                     ------------    --------       --------    --------
Stockholders' equity
Common Stock, $0.001 par value;
50,000,000 shares authorized;             5,000         5,150          5,500       6,000
Additional Paid In Capital               19,554        77,635        244,785     484,785
Retained earnings                      (123,876)     (123,876)      (123,876)  ( 123,876)
Total Stockholders' Equity             ( 99,322)     ( 41,091)       126,409     366,909

Total Capitalization                   ( 99,322)     ( 41,091)       126,409     366,909

Number of shares outstanding          5,000,000     5,150,000      5,500,000   6,000,000

         The Company has only one class of stock outstanding. The common stock sold in this offering will be fully paid and non assessable, having voting rights of one vote per share, have no preemptive or conversion rights, and liquidation rights as is common to a sole class of common stock. The company has no sinking fund or redemption provisions on any of the currently outstanding stock and will have none on the stock sold in this offering.


                                 TRANSFER AGENT

         We will serve as our own transfer agent and registrar for the common stock until such time as this registration is effective and we sell the minimum offering, then we intend to retain Signature Stock Transfer, Inc., 2301 Ohio Drive, Suite 100, Plano, Texas 75093.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors and Management of Kingdom Koncrete, Inc.
Rockwall, Texas

We have audited the accompanying consolidated balance sheet of Kingdom Koncrete, Inc. as of December 31, 2006 and the related consolidated statements of operations, cash flows and members' equity for the years ended December 31, 2006 and 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kingdom Koncrete, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company has suffered significant losses and will require additional capital to develop its business until the Company either (1) achieves a level of revenues adequate to generate sufficient cash flows from operations; or (2) obtains additional financing necessary to support its working capital requirements. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ The Hall Group, CPAs
------------------------
The Hall Group, CPAs
Dallas, Texas

January 31, 2007

                             KINGDOM KONCRETE, INC.
                           CONSOLIDATED BALANCE SHEET
                                DECEMBER 31, 2006

                                     ASSETS
Current Assets
     Cash and Cash Equivalents                                       $   5,891
                                                                     ---------
          Total Current Assets                                           5,891

Fixed Assets
     Equipment                                                         141,406
     Leasehold Improvements                                              7,245
     Office Equipment                                                      675
     Less: Accumulated Depreciation and Amortization                   (78,992)
                                                                     ---------
          Total Fixed Assets                                            70,334
                                                                     ---------

               TOTAL ASSETS                                          $  76,225
                                                                     =========


                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
     Accounts Payable and Accrued Expenses                           $  19,415
     Amounts Due to Shareholder                                        113,256
     Current Portion of Long Term Debt                                  11,953
                                                                     ---------
          Total Current Liabilities                                    144,624

Long Term Liabilities
     Notes Payable                                                      35,554
     Less: Current Portion                                             (11,953)
                                                                     ---------
          Total Long Term Liabilities                                   23,601
                                                                     ---------

          Total Liabilities                                            168,225

Stockholders' Equity
     Common Shares, $.001 par value, 50,000,000 shares authorized,
          5,000,000 shares issued and outstanding                        5,000
     Additional Paid-In Capital                                         19,554
     Retained Earnings (Deficit)                                      (116,554)
                                                                     ---------
          Total Stockholders' Equity (Deficit)                         (92,000)
                                                                     ---------

               TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY            $  76,225
                                                                     =========


   The accompanying notes are an integral part of these financial statements.

                             KINGDOM KONCRETE, INC.
                        Consolidated Statements of Income
                 For the Years Ended December 31, 2006 and 2005

                                                         2006           2005
                                                     -----------    -----------

REVENUES                                             $    91,530    $    73,361
COST OF SALES                                             43,280         40,283
                                                     -----------    -----------
      GROSS PROFIT                                        48,250         33,078

OPERATING EXPENSES
      Depreciation and Amortization                       33,668         26,773
      General and Administrative:
           Bank Charges and Fees                           1,421            809
           Contract Services                               3,500              0
           Insurance                                       3,953          4,232
           Marketing and Advertising                       2,529          2,504
           Office Expenses                                 1,447          2,799
           Professional Fees                              13,990              0
           Rent                                           12,600         12,600
           Repairs and Maintenance                         1,819          1,490
           Taxes                                           3,554              0
           Telephone                                       1,047            599
           Utilities                                         284            431
                                                     -----------    -----------
               TOTAL OPERATING EXPENSES                   79,812         52,237
                                                     -----------    -----------

NET OPERATING (LOSS)                                     (31,562)       (19,159)

OTHER INCOME (EXPENSE)
      Gain on Sale of Capital Assets                         234              0
      Interest Expense                                    (2,723)        (3,527)
                                                     -----------    -----------
           TOTAL OTHER INCOME (EXPENSE)                   (2,489)        (3,527)
                                                     -----------    -----------

NET (LOSS) BEFORE INCOME TAXES                           (34,051)       (22,686)
      Provision for Income Taxes (Expense) Benefit             0              0
                                                     -----------    -----------

NET (LOSS)                                           $   (34,051)   $   (22,686)
      Beginning Retained Earnings (Deficit)              (82,503)       (59,817)
                                                     -----------    -----------

ENDING RETAINED EARNINGS (DEFICIT)                   $  (116,554)   $   (82,503)
                                                     ===========    ===========

EARNINGS PER SHARE

      Weighted Average of Outstanding Shares           5,000,000      5,000,000
                                                     ===========    ===========
      Income (Loss) for Common Members               $     (0.01)   $     (0.00)
                                                     ===========    ===========



   The accompanying notes are an integral part of these financial statements.



                             KINGDOM KONCRETE, INC.
            Consolidated Statement of Changes in Stockholders' Equity
                 For the Years Ended December 31, 2006 and 2005

                                                                                                Retained
                                                       Common Stock             Paid-In         Earnings
                                                  Shares           Amount       Capital         (Deficit)       Totals
                                               --------------   --------------------------   -----------------------------
2005
-----
Beginning Stockholders' Equity (Deficit)           5,000,000    $    5,000    $    19,554    $    (59,817)        (35,263)

      Net (Loss)                                                                                  (22,686)        (22,686)
                                               --------------   -----------   ------------   -------------   -------------

Ending Stockholders' Equity (Deficit)              5,000,000    $    5,000    $    19,554    $    (82,503)   $     (57,949)
                                               ==============   ===========   ============   =============   =============

2006
----

      Net (Loss)                                                                                  (34,051)        (34,051)
                                               --------------   -----------   ------------   -------------   -------------

Ending Stockholders' Equity (Deficit)              5,000,000    $    5,000    $    19,554    $   (116,554)   $    (92,000)
                                               ==============   ===========   ============   =============   =============



   The accompanying notes are an integral part of these financial statements.



                              KINGDOM KONCRETE, INC.
                       Consolidated Statements of Cash Flows
                   For the Years Ended December 31, 2006 and 2005

                                                                2006        2005
                                                               --------    --------

CASH FLOWS FROM OPERATING ACTIVITIES
      Net Income (Loss)                                        $(34,051)   $(22,686)
      Adjustments to reconcile net income to net cash
       provided by operating activities:
           Depreciation and Amortization                         33,668      26,773
           Increase in Accounts Payable and Accrued Expenses     18,227         425
                                                               --------    --------
                Net Cash Provided by Operating Activities        17,844       4,512

CASH FLOWS FROM INVESTING ACTIVITIES
      Sale of Fixed Assets                                       10,758           0
                                                               --------    --------
                Net Cash Provided by Investing Activities        10,758           0
                                                               --------    --------

CASH FLOWS FROM FINANCING ACTIVITIES
      Payments on Notes                                         (11,472)    (10,667)
      Proceeds from Shareholder Loan                                  0       7,358
      Payments on Shareholder Loan                              (15,500)          0
                                                               --------    --------

                Net Cash (Used) by Financing Activities         (26,972)     (3,309)
                                                               --------    --------

NET INCREASE IN CASH AND CASH EQUIVALENTS                         1,630       1,203

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                    4,261       3,058
                                                               --------    --------

CASH AND CASH EQUIVALENTS AT END OF YEAR                       $  5,891    $  4,261
                                                               ========    ========


SUPPLEMENTAL DISCLOSURES

      Cash Paid During the Year for Interest Expense           $  2,723    $  3,527
                                                               ========    ========




   The accompanying notes are an integral part of these financial statements.

                             KINGDOM KONCRETE, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2006


NOTE 1 - NATURE OF ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES
-----------------------------------------------------------------

         Nature of Activities, History and Organization:
         -----------------------------------------------

         Kingdom Koncrete, Inc. (The "Company") operates a `carry and go' concrete business. The Company is located in Rockwall, Texas and was incorporated on August 22, 2006 under the laws of the State of Nevada.

         Kingdom Koncrete Inc. is the parent company of Kingdom Concrete, Inc. ("Kingdom Texas"), a company incorporated under the laws of the State of Texas. Kingdom Texas was established in 2003 and for the past three years has been operating a single plant in Texas.

         On August 22, 2006, Kingdom Koncrete, Inc. ("Koncrete Nevada"), a private holding company established under the laws of Nevada, was formed in order to acquire 100% of the outstanding common stock of Kingdom Texas. On June 30, 2006, Koncrete Nevada issued 5,000,000 shares of common stock in exchange for a 100% equity interest in Kingdom Texas. As a result of the share exchange, Kingdom Texas became the wholly owned subsidiary of Koncrete Nevada. As a result, the shareholders of Kingdom Texas owned a majority of the voting stock of Koncrete Nevada. The transaction was regarded as a reverse merger whereby Kingdom Texas was considered to be the accounting acquirer as its shareholders retained control of Koncrete Nevada after the exchange, although Koncrete Nevada is the legal parent company. The share exchange was treated as a recapitalization of Koncrete Nevada. As such, Kingdom Texas (and its historical financial statements) is the continuing entity for financial reporting purposes. The financial statements have been prepared as if Koncrete Nevada had always been the reporting company and, on the share exchange date, changed its name and reorganized its capital stock.

         Significant Accounting Policies:
         --------------------------------

         The Company's management selects accounting principles generally accepted in the United States of America and adopts methods for their application. The application of accounting principles requires the estimating, matching and timing of revenue and expense. Below is a summary of certain significant accounting policies selected by management.

                            KINGDOM KONCRETE, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2006


NOTE 1 - (CONTINUED)
--------------------

                  Basis of Presentation:
                  ----------------------

                  The Company prepares its financial statements on the accrual basis of accounting.

                  Cash Equivalents:
                  -----------------

                  All highly liquid investments with original maturities of three months or less are stated at cost which approximates market value.

                  Revenue Recognition:
                  --------------------

                  Revenue is recognized at completion of services. Collections are made at the point of sale resulting in no accounts receivable.

                  Rental and product sales: Revenue is recognized at the point of sale (i.e., when a customer pays). The price includes the product in, and the two hour rental of, the mixer. A customer pays before leaving the premises as Kingdom Concrete has completed its service by filling and making the mixer ready for use.

                  Late fees: Revenue is recognized when a mixing trailer is returned late. At this time the fee, as agreed in the sales order, is assessed against the credit card or the customer pays in cash.

                  Cleaning fees: Revenue is recognized when a mixing trailer is returned and it was not cleaned. At this time cleaning fees, as agreed in the sales order, are assessed against the credit card or the customer pays in cash.

                  Income Taxes:
                  -------------

                  Income taxes are computed using the asset and liability method. Under the asset and liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws. A valuation allowance is provided for the amount of deferred tax assets that, based on available evidence, are not expected to be realized.

                  Advertising:
                  ------------

                  Advertising and promotion costs are expensed as incurred. These expenses were $2,529 and $2,504 for the years ended December 31, 2006 and 2005, respectively.

                            KINGDOM KONCRETE, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2006


NOTE 1 - (CONTINUED)
--------------------

                  Property and Equipment:
                  -----------------------

                  Property and equipment are stated at cost less accumulated depreciation. Major renewals and improvements are capitalized; minor replacements, maintenance and repairs are charged to current operations. Depreciation is computed by applying the straight-line method over the estimated useful lives which are generally five to seven years.

                  Earnings per Share:
                  -------------------

                  Earnings per share (basic) is calculated by dividing the net income (loss) by the weighted average number of common shares outstanding for the period covered. As the Company has no potentially dilutive securities, fully diluted earnings per share is identical to earnings per share (basic).

                  Use of Estimates:
                  -----------------

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.


NOTE 2 - FIXED ASSETS
---------------------

         Fixed assets at December 31, 2006 and 2005 are as follows:

                                                         2006            2005
                                                         ----            ----

                 Equipment                            $  141,406     $  158,458
                 Office Equipment                            675            675
                 Leasehold Improvements                    7,245          7,245
                 Less:  Accumulated Depreciation       (  78,992)     (  51,618)
                                                      -----------    -----------

                          Total Fixed Assets          $   70,334     $  114,760
                                                      ===========    ===========

         Depreciation expense was $33,668 and $26,773 for the years ended December 31, 2006 and 2005, respectively.

                            KINGDOM KONCRETE, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2006


NOTE 3 - NOTES PAYABLE
----------------------

         The Company acquired machinery and equipment through an SBA loan on September 12, 2003 in the amount of $70,000 with an interest rate of 6.59%. The monthly payment is $1,183 including principal and interest for 71 months, due August 12, 2009. Balances at December 31, 2006 are as follows:

                                       Balance         Current         Long-
                                     Remaining         Portion         Term

                  SBA Loan           $  35,554        $  11,953      $  23,601
                                     =========        =========      =========

         Interest expense was $2,723 and $3,527 for the years ended December 31, 2006 and 2005, respectively.


NOTE 4 - COMMON STOCK
---------------------

         The Company is authorized to issue 50,000,000 common shares at a par value of $0.001 per share. These shares have full voting rights. At December 31, 2006 and 2005, there were 5,000,000 shares outstanding.


NOTE 5 - INCOME TAXES
---------------------

         The Company has adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (SFAS No. 109), which requires the use of the liability method in the computation of income tax expense and the current and deferred income taxes payable. Under SFAS No. 109, income tax expense consists of taxes payable for the year and the changes during the year in deferred assets and liabilities. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases and financial reporting bases of assets and liabilities. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

         The provision for refundable Federal income tax consists of the following:

                  Refundable Federal income tax attributable to:
                  Cumulative net operating loss               $  (116,554)
                  Less: Change in valuation allowance             116,554
                                                              ------------

                           Net refundable amount              $         0
                                                              ===========-

                            KINGDOM KONCRETE, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2006


NOTE 5 - (CONTINUED)
--------------------

         The cumulative tax effect at the minimum tax rate of 34% of significant items comprising the Company's net deferred tax amounts are as follows:

                  Deferred tax asset attributable to:
                  Net operating loss carryover                $    39,628
                  Less: Valuation allowance                       (39,628)
                                                              ------------

                           Net deferred tax asset             $         0
                                                              ============

         The realization of deferred tax benefits is contingent upon future earnings.


NOTE 6 - DUE TO SHAREHOLDER - RELATED PARTY TRANSACTIONS
--------------------------------------------------------

         The Company is obligated to a shareholder for funds advanced to the Company for start up expenses and working capital. The advances are unsecured and are to be paid back as the Company has available funds to do so. No interest rate or payback schedule has been established. There has been no interest paid on these advances.


NOTE 7 - COMMITMENTS AND CONTINGENCIES-LEASES
---------------------------------------------

         The Organization leases an office and operational facilities on a month to month basis. Rent expense was $12,600 and $12,600 for the years ended December 31, 2006 and 2005.

                            KINGDOM KONCRETE, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2006


NOTE 8 - FINANCIAL CONDITION AND GOING CONCERN
----------------------------------------------

         Kingdom Koncrete, Inc. has an accumulated deficit through December 31, 2006 totaling $116,554 and had negative working capital of $138,733. Because of this accumulated loss, Kingdom Koncrete, Inc. will require additional working capital to develop its business operations. Kingdom Koncrete, Inc. intends to raise additional working capital either through private placements, public offerings, bank financing and/or shareholder funding. There are no assurances that Kingdom Koncrete, Inc. will be able to either (1) achieve a level of revenues adequate to generate sufficient cash flow from operations; or (2) obtain additional financing through either private placement, public offerings, bank financing and/or shareholder funding necessary to support Kingdom Koncrete, Inc.'s working capital requirements. To the extent that funds generated from any private placements, public offerings, bank financing and/or shareholder funding are insufficient, Kingdom Koncrete, Inc. will have to raise additional working capital. No assurance can be given that additional financing will be available, or if available, will be on terms acceptable to Kingdom Koncrete, Inc... If adequate working capital is not available Kingdom Koncrete, Inc. may not be able to continue its operations.

         Management believes that the efforts it has made to promote its site will continue for the foreseeable future. These conditions raise substantial doubt about Kingdom Koncrete, Inc.'s ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might be necessary should Kingdom Koncrete, Inc. be unable to continue as a going concern.

                             KINGDOM KONCRETE, INC.

                             4232 East Interstate 30
                              Rockwall, Texas 75087
                                 (972) 771-4205




June 25, 2007


U.S. Securities & Exchange Commission
100 F Street NE
Washington, DC 20549



Dear Sir:

         The accompanying financial statements as of May 31, 2007 and for the five months then ended have been prepared in accordance with generally accepted accounting principles and include all adjustments which in the opinion of management are necessary in order to make the financial statements not misleading.


Sincerely,

/s/ Edward Stevens
------------------
Edward Stevens



                             KINGDOM KONCRETE, INC.
                           CONSOLIDATED BALANCE SHEET
                                    UNAUDITED
                                  MAY 31, 2007
                                                                                       2007              2006
                                                                                  ---------------   ---------------
ASSETS
      Current Assets
            Cash and Cash Equivalents                                                      6,739             9,167
                                                                                  ---------------   ---------------
                Total Current Assets                                                       6,739             9,167

      Fixed Assets
            Equipment                                                                    141,406           158,458
            Leasehold Improvements                                                         7,245             7,245
            Office Equipment                                                                 675               675
            Less: Accumulated Depreciation                                               (90,147)          (58,310)
                                                                                  ---------------   ---------------
                Total Fixed Assets                                                        59,179           108,068
                                                                                  ---------------   ---------------

      TOTAL ASSETS                                                                        65,918           117,235
                                                                                  ===============   ===============

LIABILITIES AND STOCKHOLDERS' EQUITY
      Current Liabilities
            Accounts Payable                                                              21,915
            Due to shareholder                                                           112,756           118,543
            Current Portion of Long-Term Debt                                             10,218            11,953
                                                                                  ---------------   ---------------
                Total Current Liabilities                                                144,889           130,496

      Long-Term Liabilities
            Notes Payable                                                                 30,569            42,360
            Less: Current Portion                                                        (10,218)          (11,953)
                                                                                  ---------------   ---------------
                Total Long-Term Liabilities                                               20,351            30,407

                Total Liabilities                                                        165,240           160,903

      Stockholders' Equity
            Common stock, $.001 par value, 50,000,000 shares authorized,
                5,000,000 shares issued and outstanding                                    5,000             5,000
            Additional Paid-In Capital                                                    19,554            19,554
            Retained Earnings (Deficit)                                                 (123,876)          (68,222)
                                                                                  ---------------   ---------------
                Total Stockholders' Equity (Deficit)                                     (99,322)          (43,668)
                                                                                  ---------------   ---------------

      TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                          65,918           117,235
                                                                                  ===============   ===============



   The accompanying notes are an integral part of these financial statements.



                             KINGDOM KONCRETE, INC.
                      Consolidated Statement of Operations
                                    Unaudited
                 For the Five Months Ended May 31, 2007 and 2006

                                                                     2007         2006
                                                                --------------------------
REVENUES                                                              44,367       34,859
COST OF SALES                                                         23,477       17,342
                                                                --------------------------
      GROSS PROFIT                                                    20,890       17,517

OPERATING EXPENSES
      Depreciation and Amortization                                   11,156       10,693
      General and Administrative:
           Bank Charges and Fees                                         127          116
           Contract Services                                           2,500            0
           Insurance                                                   1,888        3,244
           Marketing and Advertising                                   1,169        1,473
           Offfice Expenses                                            1,334        1,207
           Professional fees                                           2,835          500
           Rent                                                        5,250        5,250
           Repairs and Maintenance                                       592          956
           Telephone                                                     346          382
           Utilities                                                      86          157
                                                                --------------------------
               TOTAL OPERATING EXPENSES                               27,283       23,978
                                                                --------------------------

NET OPERATING (LOSS)                                                  (6,393)      (6,461)
OTHER INCOME (EXPENSE)
      Interest Expense                                                  (929)      (1,944)
                                                                --------------------------
           TOTAL OTHER INCOME (EXPENSE)                                 (929)      (1,944)
                                                                --------------------------

NET (LOSS) BEFORE INCOME TAXES                                        (7,322)      (8,405)
      Provision for Income Taxes (Expense) Benefit                         0            0
                                                                --------------------------

NET (LOSS)                                                            (7,322)      (8,405)

      Beginning Retained Earnings (Deficit)                         (116,554)     (59,817)
                                                                --------------------------

ENDING RETAINED EARNINGS (DEFICIT)                                  (123,876)     (68,222)
                                                                ==========================

EARNINGS PER SHARE

      Weighted Average of Outstanding Shares                       5,000,000    5,000,000
                                                                ==========================
      Income (Loss) for Common Stockholders                            (0.00)       (0.00)
                                                                ==========================

   The accompanying notes are an integral part of these financial statements.



                             KINGDOM KONCRETE, INC.
            Consolidated Statement of Changes in Stockholders' Equity
                     For The Five Months Ended May 31, 2007

                                                                                          Retained
                                        Common Stock                  Paid-In             Earnings
                                  Shares           Amount             Capital             (Deficit)             Totals
                               --------------   --------------   ------------------   ------------------   ------------------
Beginning Stockholder's
      Equity (Deficit)             5,000,000    $       5,000    $          19,554    $        (116,554)   $         (92,000)

Net (Loss)                                 0                0                    0               (7,322)              (7,322)
                               --------------   --------------   ------------------   ------------------   ------------------

Ending Stockholders'
      Equity (Deficit)             5,000,000    $        5,000   $           19,554             (123,876)  $          (99,322)
                               ==============   ==============   ==================   ==================   ==================


   The accompanying notes are an integral part of these financial statements.



                             KINGDOM KONCRETE, INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                    UNAUDITED
                 FOR THE FIVE MONTHS ENDED MAY 31, 2007 AND 2006

                                                                              2007           2006
                                                                         ----------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
      Net (Loss)                                                               (7,322)        (8,405)
      Adjustments to reconcile net income to net cash
       provided by operating activities:
           Depreciation                                                        11,156         10,693
           Increase in Accounts Payable                                         2,500          3,464
                                                                         ----------------------------

                Net Cash Provided by Operating Activities                       6,334          5,752

CASH FLOWS FROM INVESTING ACTIVITIES
      Proceeds from Disposal of Fixed Assets                                        0              0
                                                                         ----------------------------

                Net Cash Provided by Investing Activities                           0              0

CASH FLOWS FROM FINANCING ACTIVITIES
      Payments on Note Payments                                                (4,986)        (4,846)
      Payments on Shareholder Loan                                               (500)
                                                                         ----------------------------

                Net Cash (Used) by Financing Activities                        (5,486)        (4,846)
                                                                         ----------------------------

NET INCREASE IN CASH AND CASH EQUIVALENTS                                         848            906

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                  5,891          4,261
                                                                         ----------------------------

CASH AND CASH EQUIVALENTS AT END OF YEAR                                        6,739          5,167
                                                                         ============================


SUPPLEMENTAL DISCLOSURES

      Cash Paid During the Year for Interest Expense                              929          1,944
                                                                         ============================



   The accompanying notes are an integral part of these financial statements.

                             KINGDOM KONCRETE, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                                  MAY 31, 2007


NOTE 1 - NATURE OF ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES
-----------------------------------------------------------------

         Nature of Activities, History and Organization:

         Kingdom Koncrete, Inc. (The "Company") operates a carry and go concrete
         business.   The  Company  is  located  in   Rockwall,   Texas  and  was
         incorporated on August 22, 2006 under the laws of the State of Nevada.

         Kingdom Koncrete Inc. is the parent company of Kingdom Concrete, Inc. ("Kingdom Texas"), a company incorporated under the laws of the State of Texas. Kingdom Texas was established in 2003 and for the past three years has been operating a single plant in Texas.

         On August 22, 2006, Kingdom Koncrete, Inc. ("Koncrete Nevada"), a private holding company established under the laws of Nevada, was formed in order to acquire 100% of the outstanding common stock of Kingdom Texas. On June 30, 2006, Koncrete Nevada issued 5,000,000 shares of common stock in exchange for a 100% equity interest in Kingdom Texas. As a result of the share exchange, Kingdom Texas became the wholly owned subsidiary of Koncrete Nevada. As a result, the shareholders of Kingdom Texas owned a majority of the voting stock of Koncrete Nevada. The transaction was regarded as a reverse merger whereby Kingdom Texas was considered to be the accounting acquirer as its shareholders retained control of Koncrete Nevada after the exchange, although Koncrete Nevada is the legal parent company. The share exchange was treated as a recapitalization of Koncrete Nevada. As such, Kingdom Texas, (and its historical financial statements) is the continuing entity for financial reporting purposes. The financial statements have been prepared as if Koncrete Nevada had always been the reporting company and then on the share exchange date, had changed its name and reorganized its capital stock.

         Significant Accounting Policies:
         --------------------------------

         The Company's management selects accounting principles generally accepted in the United States of America and adopts methods for their application. The application of accounting principles requires the estimating, matching and timing of revenue and expense. It is also necessary for management to determine, measure and allocate resources and obligations within the financial process according to those principles. Below is a summary of certain significant accounting policies selected by management.

                             KINGDOM KONCRETE, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                                  MAY 31, 2007


NOTE 1 - (CONTINUED)
--------------------

                  Basis of Presentation:
                  ----------------------

                  The Company prepares its financial statements on the accrual basis of accounting.

                  Cash Equivalents:
                  -----------------

                  All highly liquid investments with original maturities of three months or less are stated at cost which approximates market value.

                  Revenue Recognition:
                  --------------------

                  Revenue is recognized at completion of services. Collections are made at the point of sale resulting in no accounts receivable.

                  Rental and product sales: Revenue is recognized at the point of sale (i.e. when a customer pays). The cost includes the product in, and the two hour rental of, the mixer. A customer pays before leaving the premises as Kingdom Concrete has completed its service by filling and making the mixer ready for use.

                  Late fees: Revenue is recognized when a mixing trailer is returned late. At his time the fee, as agreed in the sales order, is assessed against the credit card or the customer pays cash.

                  Cleaning fees: Revenue is recognized when a mixing trailer is returned and it has not been cleaned. At this time cleaning fees, as agreed in the sales order, are assessed against the credit card or the customer pays cash.

                  Income Taxes:
                  -------------

                  Income taxes are computed using the asset and liability method. Under the asset and liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws. A valuation allowance is provided for the amount of deferred tax assets that, based on available evidence, are not expected to be realized.

                  Advertising:
                  ------------

                  Advertising and promotion costs are expensed as incurred. These expenses were $1,169 and $1,473 for the five months ended May 31, 2007 and 2006 respectively.

                             KINGDOM KONCRETE, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                                  MAY 31, 2007


NOTE 1 - (CONTINUED)
--------------------

                  Property and Equipment:
                  -----------------------

                  Property and equipment are stated at cost less accumulated depreciation. Major renewals and improvements are capitalized; minor replacements, maintenance and repairs are charged to current operations. Depreciation is computed by applying the straight-line method over the estimated useful lives which are generally five to seven years.

                  Earnings (Loss) per Share:
                  --------------------------

                  Earnings (loss) per share (basic) is calculated by dividing the net income (loss) by the weighted average number of common shares outstanding for the period covered. As the Company has no potentially dilutive securities, fully diluted earnings
                  (loss) per share is identical to earnings (loss) per share (basic).

                  Use of Estimates:
                  -----------------

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.


NOTE 2 - FIXED ASSETS
---------------------

         Fixed assets at May 31, 2007 are as follows:

                  Machinery and Equipment                     $  141,406
                  Office Equipment                                   675
                  Leasehold Improvements                           7,245
                  Less:  Accumulated Depreciation               ( 90,147)
                                                              ----------

                           Total Fixed Assets                 $   59,179
                                                              ==========

         Depreciation expense was $11,156 and $10,693 for the five months ended May 31, 2007 and 2006 respectively.

                             KINGDOM KONCRETE, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                                  MAY 31, 2007


NOTE 3 - NOTES PAYABLE
----------------------

         The Company acquired machinery and equipment through a BankOne SBA loan on September 12, 2003 in the amount of $70,000 with an interest rate of 6.59%. The monthly payment is $1,183 including principal and interest for 71 months, due August 12, 2009. Balances at May 31, 2007 are as follows:

                                              Balance      Current      Long-
                                            Remaining      Portion      Term

                  BankOne SBA Loan          $  30,569      $ 10,218    $20,351
                                            =========      ========    =======

         Interest expense was $929 for the five months ended May 31, 2007.

NOTE 4 - COMMON STOCK
---------------------

         The Company is authorized to issue 50,000,000 common shares at a par value of $0.001 per share. These shares have full voting rights. At May 31, 2007, there were 5,000,000 shares outstanding.


NOTE 5 - INCOME TAXES
---------------------

         The Company has adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (SFAS No. 109), which requires the use of the liability method in the computation of income tax expense and the current and deferred income taxes payable. Under SFAS No. 109, income tax expense consists of taxes payable for the year and the changes during the year in deferred assets and liabilities. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases and financial reporting bases of assets and liabilities. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

         The provision for refundable Federal income tax consists of the following:

                  Refundable Federal income tax attributable to:
                  Cumulative net operating loss                  $ (123,876)
                  Less: Change in valuation allowance               123,876
                                                                 ----------

                           Net refundable amount                 $        0
                                                                 ==========

                             KINGDOM KONCRETE, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                                  MAY 31, 2007


         The cumulative tax effect at the minimum tax rate of 34% of significant items comprising the Company's net deferred tax amounts are as follows:

                  Deferred tax asset attributable to:
                  Net operating loss carryover                $  ( 42,118)
                  Less: Valuation allowance                        42,118
                                                              -----------

                           Net deferred tax asset             $         0
                                                              ===========

         The realization of deferred tax benefits is contingent upon future earnings.


NOTE 6 - DUE TO SHAREHOLDER -RELATED PARTY TRANSACTION
------------------------------------------------------

         The Company is obligated to a shareholder for funds advanced to the Company for start up expenses and working capital. The advances are unsecured and are to be paid back as the Company has excess funds to do so. There is no interest paid on these funds.


NOTE 7 - COMMITMENTS AND CONTINGENCIES-LEASES
---------------------------------------------

         The Organization leases an office and operational facilities on a month to month basis. Rent expense was $5,250 for the five months ended May 31, 2007.

         No dealer, salesman or any other person has been authorized to give any quotation or to make any representations in connection with the offering described herein, other than those contained in this Prospectus. If given or made, such other information or representation'; must not he relied upon as having been authorized by the Company or by any Underwriter. This Prospectus does not constitute an offer to sell, or a solicitation of an otter to buy any securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction.

           TABLE OF CONTENTS
Prospectus Summary                                                            2
Corporate Information                                                         2
Summary Financial Data                                                        2
Risk Factors                                                                  3
Forward Looking Statements                                                    6
Dilution                                                                      6
Plan of Distribution                                                          8
Use of Proceeds                                                               9
Description of Business                                                      10
Management's Discussion and Plan of Operations                               16
Description of Property                                                      17
Director's, Executive Officers and Significant Employees                     17
Remuneration of Officers and Directors                                       18
Interest of Management and Others in Certain Transactions                    18
Principal Shareholders                                                       19
Significant Parties                                                          19
Securities Being Offered                                                     20
Relationship with Issuer of Experts Named in Registration Statement          20
Legal Proceedings                                                            20
Changes In and Disagreements with Accountants on Accounting
         and Financial Disclosure                                            20
Disclosure of Commission Position of Indemnification for
         Securities Act Liabilities                                          20
Legal Matters                                                                21
Experts                                                                      21
Dividend Policy                                                              21
Capitalization                                                               22
Transfer Agent                                                               22
Financial Statements                                                         F-1

Until the 90th day after the later of (1) the effective date of the registration statement or (2) the first date on which the securities are offered publicly), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.


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


PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 1.          Indemnification of Directors and Officers

         Our certificate of incorporation provides that the liability of our officers and directors for monetary damages shall be eliminated to the fullest extent permissible under Nevada Revised Statutues, which includes elimination of liability for monetary damages for defense of civil or criminal actions. The provision does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

Article Thirteen of our Articles of Incorporation states:

          A director of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages for any act or omission in his capacity as a director, except to the extent otherwise expressly provided by a statute of the State of Nevada. Any repeal or modification of this Article shall be prospective only, and shall not adversely affect any limitation of the personal liability of a director of the corporation existing at the time of the repeal or modification.


Item 2.          Other Expenses of Issuance and Distribution

         All expenses, including all allocated general administrative and overhead expenses, related to the offering or the organization of the Company will be borne by the Company.

         The following table sets forth a reasonable  itemized  statement of all
anticipated   out-of-pocket   and   overhead   expenses   (subject   to   future
contingencies) to be incurred in connection with the distribution of the securities being registered, reflecting the minimum and maximum subscription amounts.
                                                      Minimum         Maximum
                                                      -------         -------
        SEC Filing Fee                                $    64         $    64
        Printing and Engraving Expenses                 1,000           5,000
        Legal Fees and Expenses                         2,500          15,500
        Edgar Fees                                      2,800           2,800
        Accounting Fees and Expenses                    3,000           3,000
        Blue Sky Fees and Expenses                      4,500           7,000
        Miscellaneous                                   2,905             405
                                                      -------         -------
        TOTAL                                         $16,769         $33,769

As more shares are sold, we anticipate legal fees to increase due to the liklihood of investors being from other states which could result in state blue sky securities filings. Although our legal fees are not contingent on the number of shares sold, it is likely that the legal fees will increase as our attorney will charge us for these filings. Also, as more shares are sold, our printing expenses will increase.


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


Item 3.        Undertakings
   1(a) Rule 415 Offering. If the small business issuer is registering securities under Rule 415 of the Securities Act (230.415 of this chapter), that the small business issuer will:
     (1) File, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:
         (i) Include any prospectus required by section 10(a)(3) of the Securities Act; and
         (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and
         (iii) Include any additional or changed material information on the plan of distribution.
     (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.
     (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.
     (4) For determining liability of the undersigned small business issuer under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned small business issuer undertakes that in a primary offering of securities of the undersigned small business issuer pursuant to his registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned small business issuer will be a seller to the purchaser and will be considered to offer or sell such securities to purchaser:

             (i) Any preliminary prospectus or prospectus of the undersigned small business issuer relating to the offering required to be filed pursuant to Rule 424 (230.424 of this chapter);
            (ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned small business issuer or used or referred to by the undersigned small business issuer;
            (iii) The portion of any other free writing  prospectus  relating to the offering containing material information about the undersigned small business issuer or its securities provided by or on behalf of the undersigned small business issuer; and
            (iv) Any other communication that is an offer in the offering made by the undersigned small business issuer to the purchaser.

         Registrant hereby undertakes to request acceleration of the effective date of the registration statement under Rule 461 of the Securities Act:

                Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

         In the event that a claim for indemnification against such liabilities (other than payment by the small business issuer of expenses incurred or paid by


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

a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter ahs been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed by the Securities Act and will be governed by the final adjudication of such issue.

   1(b) If the small business issuer is subject to Rule 430C, for the purpose of determining liability to any purchaser, the small business issuer will:

For each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Item 4.          Unregistered Securities Issued or Sold Within One Year

         In August 2006, the Company issued 5,000,000 shares of common stock in exchange for 100 % of the outstanding common stock of Kingdom Concrete, Inc., a Texas corporation established in 2003. Of the 5,000,000 shares issued, the President received 4,650,000 shares and Ascot Investors, LLC received 350,000, each receiving their stock for their respective ownership in Kingdom Concrete, Inc, the Texas corporation. At the date of exchange, the equity received for these shares was $24,554. Subsequent to this transaction, Ascot Investors, LLC sold 150,000 shares of its common stock to an unrelated individual. This stock was issued under the exemption under the Securities Act of 1933, section 4(2); this section states that transactions by an issuer not involving any public offering is an exempted transaction. The company relied upon this exemption because in a private transaction in August 2006, the shareholders of a private corporation received their respective shares for their ownership of Kingdom Concrete, Inc. which they received for equity in that company of $24,554. The certificates evidencing the securities bear legends stating that the shares may not be offered, sold or otherwise transferred other than pursuant to an effective registration statement under the Securities Act, or an exemption from such registration requirements.

                                   SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets the requirements for filing on Form SB-1 and authorized this Registration Statement to be signed on its behalf by the undersigned, in the City of Rockwall, State of Texas, on July 12, 2007.

                           Kingdom Koncrete, Inc.



                           By: /s/ Edward Stevens
                               -------------------------
                               Edward Stevens, President


In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons, in the capacities and on the dates stated.

Signature                    Title                           Date
-------------------------    ------------------------        -----------------



/s/  Edward Stevens
-------------------------
Edward Stevens               President, Secretary,           July 12, 2007
                             Treasurer, Director

/s/  Edward Stevens
-------------------------
Edward Stevens               Chief Executive Officer         July 12, 2007


/s/  Edward Stevens
-------------------------
Edward Stevens               Chief Financial Officer         July 12, 2007


/s/  Edward Stevens
-------------------------
Edward Stevens               Chief Accounting Officer        July 12, 2007




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


Item 5.       Exhibits

                The  following  Exhibits  are filed as part of the  Registration
Statement:

Exhibit No.         Identification of Exhibit
   2.1*   - Articles of Incorporation
   2.4*   - By Laws
   3.1*   - Specimen Stock Certificate
   4.1*   - Form of Subscription Agreement
  10.1    - Consent of The Hall Group, CPA's
  11.1*   - Opinion and Consent of The Owen Law Firm, P.C.
  12.1*   - BankOne SBA Loan Agreement


* Filed previously














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